Exhibit 99.1

Mega Matrix Announces Results of 2024 Annual General Meeting

SINGAPORE, Dec. 20, 2024 (PRNEWSWIRE) -- Mega Matrix Inc. (NYSE American: MPU or “Company”) today announced the results of its 2024 Annual General Meeting, which was held virtually on December 20, 2024 10:00 a.m. PT.

At the 2024 Annual General Meeting, the Company’s shareholders:

(1)	approved a proposal, as an ordinary resolution, to elect four (4) persons to the board of directors of the Company, each to serve until the next annual general meeting of shareholders of the Company or until such person shall resign, be removed or otherwise leave office;

(2)	approved a proposal, as an ordinary resolution, to confirm and ratify the appointment of Audit Alliance LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2024; and

(3)	approved a proposal, as a special resolution, that the title to Class A ordinary shares listed on NYSE American in the United States of America for so long as the Company’s Class A ordinary shares are there listed and any other stock exchange on which the Company’s Class A ordinary shares are listed for trading (the “Designated Stock Exchange”), may be evidenced and transferred in accordance with the laws applicable to the rules and regulations of the Designated Stock Exchange and, for these purposes, the register of members of the Company may be maintained in accordance with section 40B of the Companies Act (Revised) of the Cayman Islands.

About Mega Matrix Inc.: Mega Matrix Inc. (NYSE American: MPU) is a holding company and operates FlexTV, a short-video streaming platform and producer of short dramas, through its subsidiary, Yuder Pte, Ltd. Mega Matrix Inc. is a Cayman Island corporation headquartered in Singapore. For more information, please contact info@megamatrix.io or visit: http://www.megamatrix.io.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. All statements in this press release other than statements that are purely historical are forward looking statements.

When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose,” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees for future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements.

Important factors, among others, are: the ability to manage growth; ability to identify and integrate future acquisitions; ability to grow and expand our FlexTV business; ability to execute the strategic cooperation with TopReels, ability to obtain additional financing in the future to fund capital expenditures; ability to establish the investment fund with 9Yards Communications under the memorandum of understanding; fluctuations in general economic and business conditions; costs or other factors adversely affecting the Company’s profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic; the possibility that the Company may not succeed in developing its new lines of businesses due to, among other things, changes in the business environment, competition, changes in regulation, or other economic and policy factors; and the possibility that the Company’s new lines of business may be adversely affected by other economic, business, and/or competitive factors.

The forward-looking statements in this press release and the Company’s future results of operations are subject to additional risks and uncertainties set forth under the “Risk Factors” in documents filed by the Company’s predecessor, Mega Matrix Corp., with the Securities and Exchange Commission, including the Company’s latest annual report on Form 10-K, as amended, and are based on information available to the Company on the date hereof.

In addition, such risks and uncertainties include the Company’s inability to predict or control bankruptcy proceedings and the uncertainties surrounding the ability to generate cash proceeds through the sale or other monetization of the Company’s assets. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this press release.

Disclosure Channels

We announce material information about the Company and its services and for complying with our disclosure obligation under Regulation FD via the following social media channels:

(X/Twitter)	x.com/MegaMatrixMPU
Facebook:	facebook.com/megamatrixmpufacebook.com/flextvus
LinkedIn:	linkedin.com/company/megamatrixmpu
TikTok:	tiktok.com/@flextv_english
YouTube:	youtube.com/@FlexTV_English

The Company will also use its landing page on its corporate website (www.megamatrix.io) to host social media disclosures and/or links to/from such disclosures. The information we post through these social media channels may be deemed material. Accordingly, investors should monitor these social media channels in addition to following our website, press releases, SEC filings and public conference calls and webcasts. The social media channels that we intend to use as a means of disclosing the information described above may be updated from time to time as listed on our website.